UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution of Supplemental Indenture No. 4

Reference is made to the August 17, 2022 Indenture (as amended and supplemented from time to time, the “Indenture”), entered into by and among Maxeon Solar Technologies, Ltd. (the “Company”), Guarantors (as such term is defined in the Indenture), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”), in connection with the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes.

On November 13, 2023, Maxeon, the Trustee, and the Collateral Trustee entered into Supplemental Indenture No. 4 (the “Supplemental Indenture No. 4”) to release the Company from its obligation to (i) cause SunPower Malaysia Manufacturing Sdn. Bhd. (the “Subsidiary”) to become a Guarantor under the Indenture; (ii) cause Subsidiary to enter into a Malaysian law governed all-asset debenture; (iii) cause Subsidiary to enter into a Malaysian law governed land charge; and (iv) take any other actions in relation thereto, in each case as set forth in Schedule 1.01 of the Indenture.

The Supplemental Indenture No. 4 became effective upon execution thereof.

The Indenture, previously filed as Exhibit 99.1 to the Company’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2022, is deemed incorporated herein by reference. The foregoing description is only a summary and is qualified in its entirety by reference to the Supplemental Indenture that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 14, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title
99.1	Supplemental Indenture No.4 dated November 13, 2023, by and among the Company, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited.